Exhibit 3.3

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK

OF

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

pursuant to Section 151 of the

General Corporation Law of the State of Delaware

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC., a Delaware corporation (the “Corporation”), hereby certifies that:

1.     The Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) fixes the total number of shares of all classes of capital stock that the Corporation shall have the authority to issue at 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

2.     The Certificate of Incorporation expressly grants to the Board authority to provide for the issuance of the shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

3.     Pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board, by action duly taken on March 23, 2018, adopted resolutions (which resolutions have not been modified and are in full force and effect on the date hereof) (i) authorizing the issuance of 34,965 shares of the Corporation’s preferred stock, (ii) approving the final form of the Certificate of Designations of Series A Preferred Stock, and (iii) fixing the designations, powers, preferences and rights of the shares of this Series A Preferred Stock and the qualifications, limitations or restrictions thereof as follows:

Section 1.    Designation.    The designation of this series of preferred stock shall be “Series A Preferred Stock” (the “Series A Preferred Stock”). Series A Preferred Stock will rank (a) equally in right of payment with Parity Stock, if any, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, (b) senior in right of payment to Junior Stock, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and (c) junior in right of payment to Senior Stock, if any, with respect to the payment of dividends or the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2.    Number of Shares.    The number of authorized shares of Series A Preferred Stock shall be 34,965. Such number of authorized shares may, from time to time, be increased (subject to Section 6) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) stating that such increase or reduction has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock. The date on which the Corporation initially issues any share of Series A Preferred Stock shall be deemed to be the “date of issuance” for such share of Series A Preferred Stock, in each case regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share of Series A Preferred Stock.

Section 3.    Definitions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question.

“Board” means the Corporation’s Board of Directors.

“Business Day” means any day except a Saturday, a Sunday or other day on which the U.S. Securities and Exchange Commission or banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Bylaws” means the bylaws of the Corporation.

“Capital Stock” means, without duplication, (i) the Common Stock, (ii) the Series A Preferred Stock, (iii) any other equity or equity-linked securities issued by the Corporation or its Subsidiaries, and (iv) any other shares of securities convertible into, or exchangeable or exercisable for, or options, warrants or other rights to acquire, directly or indirectly, any equity or equity-linked security issued by the Corporation or its Subsidiaries, whether at the time of issuance, upon the passage of time, or the occurrence of some future event.

“Change of Control” has the meaning given to such term in the Merger Agreement (as defined below).

“Closing Date” means the date of the closing of the issuance of Series A Preferred Stock pursuant to Section 2.2 of the Merger Agreement.

“Common Stock” means the common stock of the Corporation, par value $0.0001 per share, or any other shares of the Capital Stock of the Corporation into which such shares of common stock shall be reclassified or changed.

“Competitor” means (i) any Person that is an operating company that primarily engages in the engineering, procurement and construction sector for renewable energy generation or (ii) any controlled Affiliate of the foregoing.

“control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Conversion Agent” means, prior to the conversion date, such Person as the Company will appoint or such other person as determined by the Board, acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

“Default Event” means any material breach by the Corporation of its obligations under this Certificate of Designations, other than a Non-Payment Event, which, if curable, is not cured on or prior to the 30th day after receipt of written notice from the Stockholders’ Representative after such default.

“Dividend Payment Date” means, to the extent that any shares of Series A Preferred Stock are then outstanding, each of March 31, June 30, September 30 and December 31 or, to the extent any of the foregoing is not a Business Day, the first Business Day following such date.

“Dividend Rate” means (i) six percent (6%) per annum during the period from the Closing Date until the date (the “18 Month Anniversary Date”) that is 18 months from the Closing Date and (ii) ten percent (10%) per annum during the period from and after the 18 Month Anniversary Date; provided that, from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Dividend Rate shall be the Dividend Rate as otherwise determined pursuant to the foregoing clause (i) or (ii) plus 2% per annum.

“GFI” means Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership.

“Investor Rights Agreement” means that certain Investor Rights Agreement, dated as of March 26, 2018, by and among, Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and GFI.

“Junior Stock” means the Common Stock and any other class or series of Capital Stock of the Corporation, other than Parity Stock, now existing or hereafter authorized not expressly ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

“Liquidation Event” means (i) effecting any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) any voluntary or involuntary filing for bankruptcy, insolvency, receivership or any similar proceedings by or against the Corporation or any of its Subsidiaries that holds, directly or indirectly, all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis, (iii) a receiver or trustee is appointed for all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis, or (iv) the Corporation or any Subsidiary of the Corporation that owns all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis makes an assignment for the benefit of its creditors.

“Merger Agreement” means that Agreement and Plan of Merger, dated as of November 3, 2017, by and among IEA Energy Services LLC, the Corporation, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as the representative of the seller, and M III Sponsor I LLC and M III Sponsor I LP, solely for the limited purposes set forth therein.

“Net Cash Proceeds” means the excess of (a) the aggregate cash proceeds received by the Corporation and/or its Subsidiaries in connection with a Qualifying Equity Sale or Significant Disposition, as applicable, minus (b) the sum of (i) any out-of-pocket fees, commissions and expenses paid or payable by the Corporation and/or its Subsidiaries, (ii) any federal, state, local or other taxes paid or reasonably estimated to be payable by the Corporation, and (iii) any indebtedness which, by its terms, is required to be paid or prepaid by the Corporation or the applicable Subsidiary, and is paid or prepaid, in each case of the foregoing clauses (i) - (iii), in connection with such Qualifying Equity Sale or Significant Disposition (to the extent such amounts have not been deducted in calculating the cash proceeds received by the Corporation and/or its Subsidiaries in connection with such Significant Disposition), as applicable; provided that proceeds received by a non-wholly owned Subsidiary in connection with a Qualifying Equity Sale or Significant Disposition shall constitute “Net Cash Proceeds” only to the extent that such proceeds may be distributed up to the Corporation without breaching any agreements with, or fiduciary duties owing to (upon advice of independent counsel), such Subsidiary’s minority shareholder(s) by which such Subsidiary is bound or any law to which such Subsidiary is subject.

“Non-Payment Event” means failure of the Corporation to (i) make, on any Dividend Payment Date, any dividend payments the Corporation is obligated to make on such Dividend Payment Date pursuant to Section 4(a) of this Certificate of Designations, or (ii) redeem any shares of Series A Preferred Stock as and when required in accordance with Section 7 of this Certificate of Designations, in either case which is not cured within five (5) days after written notice from the Stockholders’ Representative after such default.

“Parity Stock” means any class or series of Capital Stock of the Corporation hereafter authorized that expressly ranks equally with the Series A Preferred Stock with respect to the payment of dividends and in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, governmental authority, trust, or other entity.

“Qualifying Equity Sale” means the sale by the Corporation or any of its Subsidiaries of any Capital Stock of the Corporation or such Subsidiary, including the sale of such Capital Stock upon the cash exercise of any warrants issued by the Corporation; provided that “Qualifying Equity Sale” shall not include (i) sales of any Common Stock of the Corporation or derivatives thereof (such as options) to management, consultants or directors of the Corporation or any of its Subsidiaries pursuant to a stock incentive plan approved by the Board, (ii) sales of Capital Stock to the extent the proceeds thereof are used to maintain the Corporation’s solvency (as reasonably determined by the Board as of the date of issuance) or to avoid a default under any bona-fide credit agreement to which the Corporation or any of its Subsidiaries are subject (e.g., an equity cure) with any lender or (iii) issuances of Capital Stock of the Corporation to any Person as consideration for any bona-fide acquisition by the Corporation or any of its Subsidiaries approved by the Board (including any Board member nominated by GFI) and the primary purpose of which is not to obtain financing.

“Senior Stock” means any class or series of Capital Stock of the Corporation hereafter authorized which expressly ranks senior to the Series A Preferred Stock and has preference or priority over the Series A Preferred Stock as to the payment of dividends or in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Significant Disposition” means any direct or indirect sale, lease, license, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of any assets or businesses of the Corporation and/or its Subsidiaries outside the ordinary course of business for which the Company and/or its Subsidiaries receives consideration having a value in excess of $5,000,000.

“Sponsors” means M III Sponsor I LLC, a Delaware limited liability company, and M III Sponsor I LP, a Delaware limited partnership.

“Stated Value” means, in respect of each share of Series A Preferred Stock, an amount equal to $1,000 per share, as equitably adjusted for any stock dividend (including any dividend of securities convertible into or exchangeable for Series A Preferred Stock), stock split (including a reverse stock split), stock combination, reclassification or similar transaction with respect to the Series A Preferred Stock after the date of issuance of such share of Series A Preferred Stock.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Trading Day” shall mean a day during which trading in the Common Stock generally occurs on The Nasdaq Stock Market or, if the Common Stock is not listed on The Nasdaq Stock Market, on the principal other national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not listed on a national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading. If the Common Stock is not so listed or traded, Trading Day means a Business Day.

“VWAP” shall mean for any security as of any Trading Day, the per share volume-weighted average price for such security as displayed under the heading “Bloomberg VWAP” on Bloomberg page Ticker <IEA> VWAP (or its equivalent successor if such page is not available) in respect of the period from 9:30:01 a.m. to 4:00:00 p.m., New York City time, on such Trading Day or, if no weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or “pink sheets” by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the VWAP cannot be calculated for a security on a particular date on any of the foregoing bases, the “VWAP” of such security on such date shall be the fair market value as mutually determined by the Company and holders of a majority of the issued and outstanding shares of Series A Preferred Stock. All such determinations are to be equitably adjusted for any stock dividend (including any dividend of securities convertible into or exchangeable for Series A Preferred Stock or Common Stock), stock split (including a reverse stock split), stock combination, reclassification or similar transaction during the applicable calculation period.

Section 4.    Dividends.

(a)    Payment.    Until the Dividend Cessation Date (as defined in Section 4(c) below), dividends on each share of Series A Preferred Stock shall accrue on a daily basis at the Dividend Rate on the Stated Value of such share of Series A Preferred Stock. Any dividends payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. On each Dividend Payment Date, accrued and unpaid dividends from the prior Dividend Payment Date (or, in the case of the Dividend Payment Date first occurring after the issuance of such share, the period from such date of issuance) shall be paid in cash to the holders of Series A Preferred Stock.

(b)    Distribution of Partial Dividend Payments.    For so long as any share of Series A Preferred Stock remains outstanding, if dividends are not declared and paid in full upon the shares of Series A Preferred Stock and any Parity Stock with the same dividend payment date or with a dividend payment date which arises during the dividend period ending on a Dividend Payment Date, all dividends declared upon shares of Series A Preferred Stock and any such Parity Stock will be declared on a proportional basis, with the effect that the amount of dividends declared per share will be declared and paid among them in the same ratio as the amount of all accrued but unpaid dividends as of the Dividend Payment Date for the applicable dividend period per share of Series A Preferred Stock is to the amount of all accrued and unpaid dividends as of the end of the applicable dividend period per share of any Parity Stock.

(c)    Dividends After Redemption or Conversion.    Notwithstanding anything to the contrary in this Section 4, no share of Series A Preferred Stock shall accrue any dividends after the date on which (i) such share has been redeemed or purchased by the Corporation in accordance with the terms hereof, (ii) the Corporation has validly sought to redeem or purchase such share in accordance with Section 7 but has been unable to do so because of the failure of the holder thereof to return the certificate representing such share, so long as the Corporation has set aside funds for such redemption or payment in accordance with Section 7(f), or (iii) such share has been converted in accordance with Section 8 below; provided, that, in the case of the foregoing clauses (i), (ii) and (iii), all accrued and unpaid dividends as of such date shall be paid (or, in the case of clause (ii), set aside for payment in accordance with Section 7(f)) to the holder of such share on such date. For each share of Series A Preferred Stock, the date that is the earliest of the dates specified in clauses (i), (ii) and (iii) of this Section 4(c) is referred to herein as such share’s “Dividend Cessation Date.”

(d)    Restrictions.    Until the Dividend Cessation Date of all shares of Series A Preferred Stock, neither the Corporation nor any of its Subsidiaries shall declare, pay or set aside any dividends on shares of any other class or series of Capital Stock of the Corporation or any of its Subsidiaries, other than (i) dividends payable on (A) Senior Stock, (B) Parity Stock in compliance, to the extent applicable, with the provisions of Section 4(b), and (C) Common Stock payable solely in the form of additional shares of Common Stock, and (ii) dividends or distributions by a Subsidiary. Until the Dividend Cessation Date of all Series A Preferred Stock, neither the Corporation nor any of its Subsidiaries shall redeem, purchase or otherwise acquire directly or indirectly any (x) Junior Stock, other than repurchases of Common Stock of departing directors and officers of the Corporation, (y) Parity Stock, other than in compliance, to the extent applicable, with the provisions of Section 7(d).

(e)    Record Date.    The Board may fix a record date for the determination of holders of shares of the Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days and no less than ten days prior to the date fixed for the payment thereof.

Section 5.    Liquidation Event.

(a)    Distributions.    Subject to the rights of the holders of any Senior Stock or Parity Stock in connection therewith, upon any Liquidation Event, each holder of Series A Preferred Stock shall be entitled to be paid, out of the assets of the Corporation legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock in connection with such Liquidation Event, an amount per share of Series A Preferred Stock held by such holder equal to the sum of (i) the Stated Value plus (ii) all accrued and unpaid dividends, if any, with respect to such share calculated through the day prior to such payment. Other than as expressly set forth in the immediately foregoing sentence, upon receipt of the aggregate amount owed to such holder upon a Liquidation Event (as determined in accordance with the immediately foregoing sentence), no holder of Series A Preferred Stock, in its capacity as such, shall be entitled to any further payments upon the occurrence of any Liquidation Event. All shares of Series A Preferred Stock which have received the full amount to which they are entitled under this Certificate of Designations upon the occurrence of a Liquidation Event or for which the full amount to which they are entitled has been made available by the Corporation in accordance with Section 7(f) shall, automatically and without further action on the part of the Corporation or any holder thereof, be cancelled effective upon receipt or the making available by the Corporation of such amount in accordance with Section 7(f); provided that such cancellation shall not impair the right of a holder of such shares of Series A Preferred Stock to subsequently receive the amount that has been made available.

(b)    Partial Distributions.    If, upon any such Liquidation Event, the assets of the Corporation to be distributed in respect of the Series A Preferred Stock and any Parity Stock are insufficient to permit payment in respect thereof of the aggregate amount to which they are entitled under this Certificate of Designations upon such Liquidation Event, then the entire assets available to be distributed to the holders of Series A Preferred Stock and the Parity Stock shall be distributed pro rata among such holders of Series A Preferred Stock and Parity Stock based upon the aggregate amounts to which they would otherwise be entitled upon such Liquidation Event with respect to such Series A Preferred Stock or Parity Stock, as applicable.

(c)    Notice of Liquidation Event.    The Corporation shall provide written notice to the Stockholders’ Representative and each holder of Series A Preferred Stock at least 10 days prior to the consummation of a Liquidation Event.

Section 6.    Voting Rights.

(a)    Voting Rights Generally.    Other than any voting rights provided by law or as expressly provided by this Certificate of Designations, the holders of the Series A Preferred Stock (in their capacities as such) shall not have voting rights of shareholders under this Certificate of Designations, the Certificate of Incorporation, the Bylaws and the Securities Act of 1933, as amended, on account of the shares of Series A Preferred Stock from time to time held by such holders.

(b)    Stockholders’ Representative.

(i)  Each holder of Series A Preferred Stock hereby irrevocably constitutes and appoints GFI as the sole and exclusive attorney-in-fact and proxy of such holder of Series A Preferred Stock (the “Stockholders’ Representative”), with full power of substitution and resubstitution, to exercise or abstain from exercising the rights granted to the holders of Series A Preferred Stock pursuant to Section 4(d), this Section 6 and Section 8 to the fullest extent permitted by law. Any action taken or not taken by the Stockholders’ Representative pursuant to this Section 6(b) shall not be subject to challenge or input from any such holder of Series A Preferred Stock. Each holder of Series A Preferred Stock hereby revokes any and all previous proxies with respect to such holder’s Series A Preferred Stock and no subsequent proxies (whether revocable or irrevocable) shall be given (and if given, such subsequent proxies shall not be effective) by such holder with respect to the Series A Preferred Stock that conflict with this proxy. This proxy and power of attorney is intended to be irrevocable and is coupled with an interest sufficient in law to support an irrevocable proxy and is granted for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged and shall be valid and binding on any person to whom the holder of Series A Preferred Stock may transfer any of its Series A Preferred Stock. The power of attorney granted herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of each holder of Series A Preferred Stock. The provisions of this Section 6(b) shall terminate with respect to a holder of Series A Preferred Stock once such holder no longer owns any Series A Preferred Stock. The Stockholders’ Representative may appoint one or more successor representatives to the Stockholders’ Representative, subject to the approval of holders of a majority of the Series A Preferred Stock then outstanding.

(ii)  Each holder of Series A Preferred Stock hereby irrevocably delegates all power and authority to the Stockholders’ Representative to exercise, on behalf of such holder of Series A Preferred Stock, any and all rights of such holder in respect of such Series A Preferred Stock pursuant to Section 4(d), this Section 6 and Section 8, including the granting of any waivers or the exercise of any consent, approval or voting rights or powers on behalf of such holder.

(iii)  The Stockholders’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the holders of Series A Preferred Stock whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the holders of Series A Preferred Stock. The Corporation hereby agrees that the Stockholders’ Representative shall not, in its capacity as such, have any liability to the Corporation or any of its Affiliates whatsoever with respect to its actions, decisions or determinations.

(c)    Consent Rights.    Notwithstanding the foregoing, until the Dividend Cessation Date of all Series A Preferred Stock, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation, amendment of this Certificate of Designations or otherwise), without the prior written approval of the Stockholders’ Representative:

(i)  create, or authorize the creation of, or issue or obligate itself to issue any shares of, (A) Senior Stock, (B) Parity Stock (including any Series A Preferred Stock, other than the Series A Preferred Stock issued pursuant to the Merger Agreement), (C) any Capital Stock that votes as a single class with the Series A Preferred Stock on any of the matters which require the consent of the holders of a majority of the Series A Preferred Stock pursuant to this Section 6, or (D) any Capital Stock of a Subsidiary of the Corporation, other than a wholly owned Subsidiary of the Corporation; provided, that, this clause (D) shall not apply to Capital Stock of a Subsidiary of the Corporation issued as consideration for a bona-fide acquisition by the Corporation or any of its Subsidiaries approved by the Board and the primary purpose of which is not to obtain financing;

(ii)  reclassify, alter or amend any Capital Stock of the Corporation or its Subsidiaries if such reclassification, alteration or amendment would render such other Capital Stock senior to or pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends;

(iii)  enter into any agreement with respect to, or consummate, any merger, consolidation or similar transaction with any other Person pursuant to which the Corporation or such Subsidiary would not be the surviving entity in such transaction, if as a result of such transaction, any capital stock or equity or equity-linked securities of such Person would rank senior to or pari passu with the Series A Preferred Stock as to the payment of dividends or in the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the surviving entity or such Subsidiary;

(iv)  assume, incur or guarantee, or authorize the creation, assumption, incurrence or guarantee of, any indebtedness for borrowed money (specifically excluding letters of credit, performance or payment bonds, and capitalized lease obligations) if, after taking into account such assumption, incurrence or guarantee of such indebtedness for borrowed money, the aggregate outstanding amount of such indebtedness for borrowed money of the Company and its Subsidiaries would exceed $5,000,000 on a consolidated basis, other than (x) any indebtedness for borrowed money under the credit facility being executed and delivered in connection with the closing of the Merger Agreement (the “Existing Facility”), or (y) any refinancing thereof in a principal amount not to exceed the available amount under the Existing Facility;

(v)  authorize or consummate any Change of Control or Liquidation Event unless on or prior to the consummation of such Change of Control or Liquidation Event, all shares of Series A Preferred Stock will be redeemed, paid or purchased in full at the Redemption Price; or

(vi)  alter, amend, supplement, restate, waive or otherwise modify any provision of this Certificate of Designations or any other governing document of the Corporation (including any other Certificate of Designations) in a manner that would reasonably be expected to be materially adverse to the rights or obligations of the holders of the Series A Preferred Stock.

Section 7.    Redemption Rights.

(a)    Redemption Events.

(i)  The Corporation may, at any time and from time to time, redeem all or any portion of the shares of Series A Preferred Stock then outstanding; provided, that any such redemption shall be on a pro rata basis among the holders of Series A Preferred Stock in accordance with the number of shares of Series A Preferred Stock then held by such holders.

(ii)  Concurrently with and as a condition to the consummation of a Change of Control, the Corporation shall repurchase all Series A Preferred Stock then outstanding.

(iii)  In the event of a Qualifying Equity Sale, the Corporation shall, as promptly as practicable (but in any event within three (3) Business Days of the consummation of such Qualifying Equity Sale), use all of the Net Cash Proceeds from such Qualifying Equity Sale to redeem the maximum number of shares of Series A Preferred Stock that are redeemable from such Net Cash Proceeds from such Qualifying Equity Sale at the Redemption Price (as defined below) per share; provided that any such redemption shall be on a pro rata basis among the holders of Series A Preferred Stock in accordance with the number of shares of Series A Preferred Stock then held by such holders.

(iv)  In the event of a Significant Disposition, the Corporation shall, as promptly as practicable (but in any event within three (3) Business Days of the consummation of such Significant Disposition), use all of the Net Cash Proceeds from such Significant Disposition to redeem the maximum number of shares of Series A Preferred Stock that are redeemable from such Net Cash Proceeds from such Significant Disposition at the Redemption Price per share; provided that (x) any such redemption shall be on a pro ratabasis among the holders of Series A Preferred Stock in accordance with the number of shares of Series A Preferred Stock then held by such holders and (y) if any portion of the consideration from such Significant Disposition is not in the form of cash consideration, then for purposes of this clause (iv) any such non-cash consideration shall be included in the calculation of Net Cash Proceeds as and when converted to cash.

(b)    Redemption Price.    In connection with any redemption, the Corporation shall pay a price per share of Series A Preferred Stock equal to the Stated Value thereof plus all accrued and unpaid dividends thereon calculated through the day prior to such redemption (the “Redemption Price”). There shall be no premium or penalty payable in connection with any redemption. To the fullest extent permitted by law, if the Corporation pays or makes available in accordance with Section 7(f) to the holder of a share of Series A Preferred Stock the Redemption Price in respect of such share of Series A Preferred Stock when and as required, such share of Series A Preferred Stock shall be cancelled notwithstanding failure of the holder thereof to return the certificate representing such share; provided that such cancellation shall not impair the right of the holder of such share to subsequently receive the amount that has been made available.

(c)    Notice of Redemption.    Except as otherwise provided herein, the Corporation shall provide written notice (a “Redemption Notice”) to the Stockholders’ Representative and each record holder of Series A Preferred Stock of any redemption not more than 60 nor less than 10 days prior to the date on which such redemption is to be made. Such notice shall set forth in reasonable detail the date on which such redemption is to be made (the “Redemption Date”) and a calculation specifying the amount owed to such holder by the Corporation in respect of each share of Series A Preferred Stock held by such holder as of the Redemption Date. To the extent that any redemption is being made in connection with the occurrence of one or more events, the Corporation may make the redemption contingent upon consummation of such event.

(d)    Redemptions of Less than All Shares.    If the Corporation is redeeming less than all of the shares of Series A Preferred Stock then outstanding, the Corporation shall redeem such number of shares of Series A Preferred Stock and each class or series of Parity Stock required to be redeemed, if any, such that the amount payable to each holder of Series A Preferred Stock and Parity Stock in respect of such shares of Series A Preferred Stock and/or Parity Stock, as the case may be, upon a Liquidation Event immediately after consummation of such redemption (and after giving effect to any conversion in connection with such redemption) bears, as nearly as practicable, the same proportion to the total amount payable to holders of Series A Preferred Stock and Parity Stock upon a Liquidation Event in respect of such shares immediately prior to consummation of such redemption (and after giving effect to any conversion in connection with such redemption). In the event that, for any holder of Series A Preferred Stock, fewer than the total number of shares of Series A Preferred Stock represented by any certificate are redeemed, a new certificate representing the number of unredeemed shares of Series A Preferred Stock shall be issued to the holder thereof without cost to such holder within five Business Days after surrender of the certificate representing the redeemed shares of Series A Preferred Stock.

(e)    Other Redemptions or Acquisitions.    The Series A Preferred Stock shall have no maturity date or scheduled redemption date. Nothing herein shall be deemed to limit the right of the Corporation to purchase such Series A Preferred Stock from time to time.

(f)    Effectiveness of Redemption.    If a Redemption Notice has been duly given and if, on or before the Redemption Date specified in the Redemption Notice, all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust or escrow for the pro rata benefit of the holders of shares of Series A Preferred Stock called for redemption, so as to be and continue to be available therefor (subject to applicable escheat laws), or deposited by the Corporation with a bank or trust company in trust or escrow for the pro rata benefit of the holders of the shares of Series A Preferred Stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, all shares of Series A Preferred Stock so called for redemption shall be cancelled and shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue on such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate without further liability to, or obligation of, the Corporation, except only the right of the holders thereof to receive the Redemption Price without interest.

Section 8.    Conversion.

(a)    Upon Election by Holders.    Any holder of Series A Preferred Stock may elect, by written notice to the Corporation (x) at any time and from time to time on or after the third anniversary of the Closing Date or (y) at any time and from time to time on or after the occurrence of a Non-Payment Event or Default Event until such Non-Payment Event or Default Event is cured by the Corporation, to cause the Corporation to convert, without the payment of additional consideration by such holder, all or any portion of the issued and outstanding shares of Series A Preferred Stock held by such holder, as specified by such holder in such notice, into a number of shares of Common Stock determined in accordance with Section 8(b) on the terms described below. Notwithstanding any other provision hereof, if a conversion of Series A Preferred Stock pursuant to this Section 8(a) is to be made in connection with a transaction involving the Corporation, the conversion of any shares of Series A Preferred Stock may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated. A holder of Series A Preferred Stock must do each of the following in order to convert shares of Series A Preferred Stock: (i) complete the conversion notice provided by the Conversion Agent, and deliver an executed copy of such notice to the Conversion Agent; (ii) deliver a certificate or certificates representing the shares of Series A Preferred Stock to be converted to the Conversion Agent, or, if such certificates have been lost, mutilated or destroyed, an affidavit of loss; (iii) if reasonably required by the Conversion Agent, furnish appropriate endorsements and transfer documents; and (iv) if required, pay any stock transfer, documentary, stamp or similar taxes. The date on which a holder of Series A Preferred Stock complies with the procedures in this Section 8(a) with regard to the conversion of shares of Series A Preferred Stock is referred to as the “Conversion Date” applicable to such shares. The Conversion Agent shall, on behalf of the holder of such Series A Preferred Stock, convert the Series A Preferred Stock into shares of Common Stock, in accordance with the terms of the notice delivered by such holder described above and this Certificate of Designations. On the Conversion Date, the shares of Series A Preferred Stock so converted will be canceled and will cease to be issued and outstanding (and all rights of the holder of such Series A Preferred Stock (in its capacity as such and only with respect to the shares of Series A Preferred Stock so converted) shall terminate without further liability to, or obligation of, the Corporation effective as of the

Conversion Date) and the Common Stock issued upon such conversion in respect thereof shall be issued and outstanding (and no holder of shares of Series A Preferred Stock to be converted shall have any rights prior to the Conversion Date in respect of such Common Stock issued upon conversion). Upon the conversion of Series A Preferred Stock in connection with the occurrence of a Non-Payment Event, the holders of such Series A Preferred Stock shall have no other remedies available for such Non-Payment Event and the Corporation shall have no further liability for, or obligation to, the holders of such Series A Preferred Stock in respect of such Non-Payment Event.

(b)    Effect of Conversion.    Subject to compliance by a holder of Series A Preferred Stock with the requirements of Section 8(a), the Corporation shall issue to such holder a number of shares of Common Stock determined by dividing (i) the Stated Value plus accrued and unpaid dividends as of the Conversion Date for the share(s) of Series A Preferred Stock to be converted by (ii) the VWAP per share of Common Stock for the 30 consecutive Trading Days ending on the Trading Day immediately prior to the Conversion Date; provided, however, that if a Non-Payment Event or Default Event has occurred and has not been cured by the Corporation as of the Conversion Date, the Corporation shall issue to such holder a number of shares of Common Stock determined by dividing (1) the Stated Value plus accrued and unpaid dividends as of the Conversion Date for the share(s) of Series A Preferred Stock to be converted by (2) the product of (x) 90% multiplied by (y) the VWAP per share of Common Stock for the 30 consecutive Trading Days ending on the Trading Day immediately prior to the Conversion Date.

(c)    Obligations of Corporation on Conversion.    As promptly as practicable (but in any event within three (3) Business Days) after a conversion has been effected, the Corporation shall, or shall cause the Conversion Agent to, mail to the converting holder:

(i)  a certificate or certificates representing the number of shares of Common Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified or, upon the request of the converting holder, evidence of the issuance of such shares in book-entry form; and

(ii)  a certificate representing any shares of Series A Preferred Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

(d)    Reservation of Common Stock.    The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding shares of Series A Preferred Stock, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series A Preferred Stock, including engaging in best efforts to obtain the requisite stockholder consent of any necessary amendment to the Certificate of Incorporation.

(e)    Taxes and Governmental Matters.

(i)  The issuance of certificates for shares of Common Stock pursuant to this Section 8 shall be made without charge to the holders of such Series A Preferred Stock for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Common Stock; provided that the Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, Common Stock or other securities in a name other than that in which the shares of Series A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery, or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the Corporation’s satisfaction, that such tax has been paid or is not payable.

(ii)  The Corporation and the holders of the Series A Preferred Stock shall treat any conversion of the Series A Preferred Stock into Common Stock as a transaction described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder, unless otherwise required pursuant to a change in applicable law occurring after the date hereof.

(f)    Other Obligations of the Corporation in Respect of Conversions.    Upon any conversion of any share of Series A Preferred Stock, the Corporation shall take all such actions as are necessary in order to assure that the Common Stock issuable upon such conversion shall be validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof. The Corporation shall use reasonable best efforts to assist the holder of Series A Preferred Stock to ensure that shares of Common Stock issuable upon conversion may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be delivered as promptly as practicable by the Corporation upon each such issuance).

(g)    Fractional Shares.    The Corporation may not issue fractional interests in shares of Common Stock and, instead, shall pay to the holder in cash the then-current market value of any fraction of a share as promptly as practicable (and in any event no later than the date on which the certificate or certificates representing the Common Stock are issued) following the relevant Conversion Date.

(h)    Record Holder of Underlying Securities as of Conversion Date.    The Person or Persons entitled to receive the Common Stock issuable and/or cash payable upon conversion of Series A Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock as of the close of business on such Conversion Date. In the event that a holder of Series A Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued (and/or cash payments in lieu of fractional shares to be paid) upon conversion of shares of Series A Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the holder shown on the records of the Corporation in any manner the Corporation in good faith deems reasonable.

Section 9.    Status of Converted, Redeemed or Otherwise Reacquired Shares.    Shares of Series A Preferred Stock converted, or redeemed or otherwise purchased or acquired by the Corporation, in accordance with this Certificate of Designations, shall be canceled and retired and shall not be reissued, sold or transferred, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to retire such shares and reduce the authorized number of shares of Series A Preferred Stock accordingly.

Section 10.    Preemptive Rights.    Holders of Series A Preferred Stock, in their capacities as such, shall not have any preemptive rights.

Section 11.    Transfers.    Notwithstanding anything to the contrary in this Certificate of Designations, a holder of Series A Preferred Stock may transfer all or any portion of shares of such Series A Preferred Stock to any Person who is not, at the time of such transfer, a Competitor. For the avoidance of doubt, the restrictions, conditions, and obligations contained in this Certificate of Designations to which such holder of Series A Preferred Stock is subject shall continue to be applicable to and binding upon the transferee(s) of such Series A Preferred Stock and the transferee(s) of such Series A Preferred Stock shall have agreed in writing to be bound by the provisions of this Certificate of Designations. To the extent any shares of Series A Preferred Stock transferred pursuant to this Section 11 are converted into shares of Common Stock, such shares of Common Stock shall be entitled to all rights and remain subject to all restrictions, conditions, and obligations that are binding upon Common Stock at the time of such conversion.

Section 12.    Replacement.    Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any Series A Preferred Stock (or any Common Stock issued upon conversion thereof), and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such Capital Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate. Dividends shall accrue on any Series A Preferred Stock represented by such new certificate from the date with respect to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

Section 13.    Withholding.    All payments and distributions (or deemed payments and distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon the conversion of the Series A Preferred Stock), including, without limitation, issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, shall be subject to withholding and backup withholding of tax to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by holders. The Corporation shall cooperate as reasonably requested by the holders to avoid or minimize any withholding taxes that may become due in connection with any payment or distribution (or deemed payment or distribution) on the Series A Preferred Stock (or on shares of Common Stock received upon the conversion of the Series A Preferred Stock); provided that such cooperation does not cause material detriment to the Corporation or any of its Subsidiaries. The Corporation shall not withhold any U.S. federal income taxes with respect to a holder if such holder provides a properly completed and executed Internal Revenue Service Form W-9, unless otherwise required pursuant to a change in applicable law occurring after the date hereof. Any payments by the Corporation in respect of the Series A Preferred Stock shall be made out of funds legally available for payment thereof and shall only be made to the extent that the payment thereof would not cause the Corporation to be rendered insolvent or to violate any law to which the Corporation is subject.

Section 14.    Record Holders.    To the fullest extent permitted by applicable law, the Corporation may deem and treat the record holder of any share of the Series A Preferred Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 15.    Notices.

(a)    To Holders.    All public announcements, notices or communications to the holders of, or otherwise in respect of, the Series A Preferred Stock shall be given or delivered for purposes of this Certificate of Designations if given in writing and delivered in person or by first class mail, postage prepaid. All notices or communications shall also be given or delivered for purposes of this Certificate of Designations if given or delivered in such manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Bylaws or by applicable law or regulation. Furthermore, if the Series A Preferred Stock is issued in book-entry form through The Depository Trust Company or any similar facility, such notices may be given or delivered to the holders of the Series A Preferred Stock in any manner permitted by such facility and such notices will be deemed given and delivered in compliance with this Certificate of Designations.

(b)    To the Corporation.    All notices or communications to the Corporation shall be deemed given and delivered to the Corporation if given in writing and delivered in person or by first class mail, postage prepaid to the Corporation’s principal place of business.

Section 16.    Other Rights.    The shares of Series A Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as expressly set forth herein, in the Certificate of Incorporation or as provided by applicable law and regulation.

Section 17.    Remedies.    Except as set forth in the last sentence of Section 8(a) of this Certificate of Designations, the remedies available to the holders of Series A Preferred Stock under this Certificate of Designations shall be in addition to any other remedy to which such holders are entitled at law or in equity, and the election to pursue any such remedy shall not restrict, impair or otherwise limit the holders of Series A Preferred Stock from seeking to pursue any other remedy to which it is entitled under this Certificate of Designations, at law or in equity. Prior to conversion, payment of the Redemption Price in respect of a share of Series A Preferred Stock shall be in full satisfaction of any claim or remedy of a holder thereof in respect of such share of Series A Preferred Stock.

Section 18.    Tax Treatment of Series A Preferred Stock.    The Corporation and the holders shall treat the Series A Preferred Stock as equity for all applicable U.S. federal income, state and local income tax purposes, unless otherwise required by a change in applicable law occurring after the date hereof.

Section 19.    Non-Circumvention.    The Corporation shall not seek to avoid the observance or performance of any of the terms of this Certificate of Designations, including, without limitation, by amending its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities.

IN WITNESS WHEREOF, this Certificate of Designations has been executed on behalf of the Corporation by its Chief Executive Officer this 26th day of March, 2018.

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.,

formerly M III ACQUISITION CORP.

By:	/s/ Mohsin Y. Meghji
Name:	Mohsin Y. Meghji
Title:	Chief Executive Officer